SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of January 2022

Commission File Number: 001-14014

CREDICORP LTD.

(Translation of registrant’s name into English)

Of our subsidiary

Banco de Credito del Peru:

Calle Centenario 156

La Molina

Lima 12, Peru

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

January 12, 2022

Securities and Exchange Commission - SEC

Re.: MATERIAL EVENT

Dear Sirs:

We hereby notify you as a Material Event that S&P Global Ratings has announced its decision to grant the rating of "strong" to the Sustainability Financing Framework (the "Framework") of Banco de Crédito del Perú ("BCP"), as it considers that it is aligned with international sustainability standards, has clearly defined the criteria for eligible projects and incorporates the commitment to report transparently on the use and impact of proceeds. Thus, this subsidiary of Credicorp Ltd. (“Credicorp”) becomes the first bank in Latin America to have a Framework with such rating.

The Framework has been developed in line with the Credicorp Group's corporate sustainability strategy and establishes the parameters and processes to be followed by BCP and Mibanco, Banco de la Microempresa S.A. to launch financing instruments for green, social and sustainable purposes such as bonds and commercial papers issued through public or private placements, loans, and repos.

In this way, the proceeds raised with these instruments will be used for new or existing green projects (renewable energy, green buildings, energy efficiency, sustainable water, wastewater management, sustainable management of living natural resources and sustainable land use) or social projects (Small and Midsize Enterprises -SME- financing and microfinancing, socioeconomic advancement and empowerment represented by empowerment of women and financial literacy to underbanked and underserved individuals, access to essential services to promote financial inclusion, and access to basic infrastructure) that qualify as eligible.

This Framework was designed following the international guidelines of the International Capital Market Association (ICMA), the 2021 Green Bond Principles (GBP), the 2021 Social Bond Principles (SBP) and the 2021 Green Loan Principles (GLP).

The information in this Form 6-K (including any exhibit hereto) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the ‘Exchange Act’) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

Sincerely,

/s/ Miriam Böttger
Authorized Representative
Credicorp Ltd.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 12, 2022

CREDICORP LTD. (Registrant)

By:	/s/ Miriam Böttger
Miriam Böttger
Authorized Representative